Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Dynavax Technologies Corporation  for the registration of common stock, preferred stock, debt securities and warrants up to an aggregate offering price of $200 million and to the incorporation by reference therein of our reports dated March 10, 2014, with respect to the consolidated financial statements of Dynavax Technologies Corporation and the effectiveness of internal control over financial reporting of Dynavax Technologies Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

November 10, 2014